Exhibit (a)(1)(G)

From:
MIP Exchange
To:
MIP Exchange Participants
Subject:
REMINDER: Upcoming Expiration of the Amended Exchange Offer

This email serves as a reminder that we are nearing the expiration of the Amended Exchange Offer described in Amendment No. 2 to the Tender Offer Statement on Schedule TO and the exhibits thereto including the Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units filed by Global Business Travel Group, Inc. with the U.S. Securities and Exchange Commission on January 11, 2023 (the “Amended Offer Documents”).

The Amended Exchange Offer and your withdrawal rights will expire at 11:59 p.m., Eastern Standard Time, on Thursday, January 26, 2023, unless extended. To participate in the Amended Exchange Offer, you must properly sign and deliver to us an Election Form before the Expiration Time. To withdraw your prior election and to participate in the Amended Exchange Offer with respect to any Eligible Options, you must properly sign and deliver a Notice of Withdrawal before the Expiration Time. We will not accept late submissions. You should direct questions about the Amended Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Amended Exchange Offer) by email to MIPExchange@amexgbt.com.

This notice does not constitute an offer. The full terms of the Amended Exchange Offer are described in the Offer Documents, which you may access on our website at www.amexglobalbusinesstravel.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Amended Offer Documents.